UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended July 2, 2022

Sugarfina Corporation

(Exact name of registrant as specified in its charter)

Delaware	84-3377991

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101
Las Vegas, NV 89118
(Full mailing address of principal executive offices)

(855) 784-2734
(Issuer’s telephone number, including area code)

Sugarfina Corporation
SEMIANNUAL REPORT ON FORM 1-SA

In this report, the term “Sugarfina,” “we,” “us,” or “the Company” refers to Sugarfina Corporation (formerly Sugarfina Holdings LLC) and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Semi-Annual Report on Form 1-SA identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our Unaudited Consolidated Financial Statements and accompanying notes included in this Semi-Annual Report on Form 1-SA. The following information and such Unaudited Consolidated Financial Statements should also be read in conjunction with the audited financial statements and related notes, together with our discussion and analysis of financial position and results of operations, included in our Annual Report on Form 1-K for the year ended December 31, 2021. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

●	Overview
●	Results of Operations
●	Liquidity and Capital Resources
●	Trend Information

Overview

Our first half results for 2022 reflected the continuing effects of lower consumer demand in the first six months of 2022 due to the effects of the Omicron strain of COVID-19, followed by the effects of rising oil prices and inflation. Nevertheless, during this period we persisted with our strategic objective of launching new, on-trend innovations to drive brand fame and sales. We began the year with the successful launch of our popular and crowd-pleasing Valentines and Lunar New Year collections, as well as the Bon Voyage Candy Bento Box® celebrating many people’s first summer of travels since the COVID-19 pandemic, with candies from some of Europe’s most popular destinations and complete with a salted caramel chocolate bar ‘Passport’. During the first half of 2022, we developed three new innovative product offerings which we launched this summer; Strawberry Champagne Bears®, an exciting new buzz-worthy twist on our best-selling, world famous Champagne Bears®, our Kombucha Bears collection, the world’s first gummies infused with real Kombucha tea, and our La Patisserie collection with all new candies in the flavors of Strawberries and Cream, Cookies and Cream, and Peaches and Cream. The first half of 2022 also saw expansions of our hospitality, online, grocery, and specialty store distribution. We are also pleased with the continued optimization of our Las Vegas distribution center, which continues to drive fulfillment, productivity and customer service gains.

Net loss for the six months ended July 2, 2022, was $2,919,201 compared to a net loss of $1,655,805 for the six months ended July 3, 2021, with the largest driver of that variance related $1,317,805 million more government grant income recognized in the first six months of 2021. See “—Results of Operations – Comparison of Results of Operations”. Net sales between the two periods declined by 8% from $13,187,059 to $12,184,609. During the first half of the year, our revenues increased in our wholesale, retail, and gifting concierge channels. Those gains were offset by a decline in our e-commerce sales as consumers began returning to in-person shopping. Our business is historically seasonal in nature with approximately 60% or more of revenues typically occurring the second half of the year.

As of January 1, 2022, we adopted guidance under ASC Top 842, Lease Accounting utilizing the modified retrospective method of adoption. As a result of the adoption of the new lease accounting standard, our current and noncurrent liabilities and total assets beginning in 2022 reflect recording of our right of use assets and corresponding lease liabilities. Prior period amounts have not been adjusted under the modified retrospective method and continue to be reported in accordance with our historic accounting under previous GAAP. See Note 5 of our Unaudited Consolidated Financial Statements for further details.

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and But First, Rosé Roses made with rosé wine. Other flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. Our product assortment is sold direct to consumer via e-commerce, and our own 24 Sugarfina branded stores, gifting concierge, and indirectly through wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Paper Source and Total Wine & More. We are opening new retail boutiques in the fourth quarter of 2022 in Miami and Boca Raton, Florida in two luxury positioned shopping centers to expand our presence and drive awareness and expansion in the South Florida market.

The Company’s wholesale channel is our largest channel and with our Las Vegas distribution center and operations facility in place we are further expanding that business. The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery, online gifting, and travel and leisure accounts.

Our revenues are driven by average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, new product initiatives, quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution center after being packaged at our co-packer and then distributed to customers directly through e-commerce, our retail stores, through our gifting concierge platform, or indirectly through our wholesale accounts.

The following table shows information about our revenue and operations, including details about our sales channels and retail stores.

	For the Period January 1, 2022 to July 2, 2022	For the Period January 1, 2021 to July 3, 2021	Percentage Change
Wholesale	$5,376,243	5,323,372	1%
E-commerce	2,603,800	4,053,310	-36%
Retail	3,162,274	2,843,667	11%
Gifting Concierge	865,676	696,210	24%
International	176,616	270,500	-35%
	$12,184,609	$13,187,059	-8%
Number of Sugarfina boutiques	16	16
Number of Nordstrom SIS	8	10
Total number of Sugarfina shops	24	26

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as Halloween, Holiday Lunar New Year, Valentine’s Day, and Easter than at other times of the year, which may cause fluctuations in our semi-annual results of operations. In addition, this trend was exacerbated by the impact of COVID-19 variants, rising oil prices and inflation during the first half of 2022. That seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations are best viewed on a full year basis.

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, customs duties and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices potentially losing sales to price sensitive customers. The cost of our confectionery suppliers’ ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugate, films and plastics used to package our products. The prices for raw materials are influenced by several factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing. The Company has experienced raw material packaging and wage cost increases, and has strategically increased prices to offset those increases, contributing to overall gross margin improvement of 5% points in the first half of 2022 as compared to the first half of 2021. The Company expects that its suppliers will continue passing through input cost increases for which we will raise prices and rationalize our product line to offset the impact. Additionally, the Company has benefited from the strengthening of the United States dollar versus the currency of its primary international suppliers. See “—Trend Information – COVID-19 Updates” for additional information regarding the potential for supply chain disruptions.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistics and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs, as well as the depreciation and amortization of corporate assets.

Advertising and Marketing

Our advertising and marketing expenses relate to our advertising campaigns, which include social media, print, online advertising, local promotional events, monthly agency fees and payroll costs related to sales and marketing personnel. We also invest in providing branded shelving units to our wholesale customers to display our products.

Other Income and Expense

Other income and expense consists primarily of government grant income and non-cash interest expense associated with our BLG Note (as defined below) to our parent company. See “—Liquidity and Capital Resources – Payment Protection Program” and “—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt.”

Comparison of Results of Operations

The following table sets forth our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the periods indicated.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Period January 1, 2022 to July 2, 2022	For the Period January 1, 2021 to July 3, 2021
NET REVENUE	$12,184,609	$13,187,059

COST OF SALES	5,649,030	6,784,455

GROSS MARGIN	6,535,579	6,402,604

SELLING, GENERAL AND ADMINISTRATIVE	9,098,803	9,128,919

LOSS FROM OPERATIONS	(2,563,224)	(2,726,315)

OTHER (EXPENSE) INCOME
Government grant income	332,195	1,650,000
Interest expense (1)	(641,797)	(560,409)
Interest income	14,160	-
Other (expense) income	(42,202)	5,967
	(337,644)	1,095,558

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(2,900,868)	(1,630,757)

PROVISION FOR INCOME TAXES	18,333	25,048

NET LOSS	(2,919,201)	(1,655,805)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(8,768)	(15,378)

TOTAL COMPREHENSIVE LOSS	$(2,927,969)	$(1,671,183)

NET LOSS PER SHARE
BASIC	$(0.38)	$(0.20)
DILUTED	$(0.23)	$(0.13)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,800,342	12,553,378
DILUTED	12,800,342	12,553,378

(1) Includes $624,984 and $557,754 of non-cash interest expense associated with our Note to our parent company for the period January 1, 2022 through July 2, 2022 and January 1, 2021 through July 3, 2021, respectively.

Six Months Ended July 2, 2022 (“1H 2022”) Compared with Six Months Ended July 3, 2021 (“1H 2021”)

Net revenues decreased $1,002,450, or 8%, in 1H 2022 compared with 1H 2021 primarily due to lower consumer demand driven by factors such as the Omicron variant of COVID-19, a decline in our e-commerce revenue associated with consumers returning to in-person shopping, and rising oil prices and inflation.

Wholesales revenues increased $52,871, or 1%. In 1H 2022, our department store partners were open and no longer subject to COVID-19 restrictions that impacted results in 1H 2021. We also increased our distribution by expanding into new gourmet grocery, online gifting, and travel and leisure accounts.

Retail sales increased $318,607, or 11%, primarily due to new innovative product launches, consumers returning to in-person shopping, partially offset in1H 2022 by the COVID-19 Omicron variant. Additionally, Nordstrom closed our Vancouver and Portland shop-within-a-shop locations at the end of 2021 and early 2022, respectively, to convert those locations back to their own retail spaces. The impact of those closures to retail sales was a decrease of $143,627 in 1H 2022 compared to 1H 2021. We were able to add those locations to our Nordstrom wholesale account portfolio to partially offset the closures.

E-commerce sales decreased $1,449,510, or 36% between the two periods, as e-commerce demand and consumer shopping behavior began to normalize towards pre-pandemic levels because of the end of most COVID-19 restrictions in 1H 2022.

Gifting Concierge sales and international sales on a combined basis increased $75,582, or 8%, during 1H 2022 versus 1H 2021. We experienced higher demand in 1H 2022 of custom gifting orders for corporate and socially oriented events. Those types of events were cancelled or postponed in 1H 2021 due to COVID-19. The increase in our Gifting Concierge channel was partially offset by lower international sales because of lower demand in Hong Kong and South Korea as a result of zero-tolerance COVID-19 policies resulting in sporadic lockdowns in those areas.

Gross margin as a percentage of net revenue increased 5% points from 49% in 1H 2021 to 54% in 1H 2022 primarily due to lower fulfillment costs, productivity gains, and more effective inventory management as a result of centralizing all distribution at our Las Vegas distribution and operations center that became fully operational at the end of 1H 2021. Additionally, the Company has strategically increased prices to offset increases in raw material packaging and wage cost increases, contributing to the overall gross margin improvement.

Selling, general and administrative expenses were comparable at $9,098,803 for 1H 2022 and $9,128,919 in 1H 2021.

Other expense was $337,644 for 1H 2022 compared to other income of $1,095,558 for 1H 2021. The net decrease was primarily due to a $1,317,805 decrease in government grant income, partially offset by an increase in non-cash interest expense related to the BLG Note. See “—Liquidity and Capital Resources – Employee Retention Credit (“ERC”)”, “—Liquidity and Capital Resources – Payment Protection Program” and “—Liquidity and Capital Resources – Bristol Group Luxury Group LLC Debt.”

As a result of the foregoing, net loss for 1H 2022 was $2,919,201 compared to $1,655,805 during 1H 2021, with the largest driver of that variance related $1,317,805 million more government grant income recognized in the first six months of 2021.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financings, including the Regulation A Offering, Senior Secured Line of Credit or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company’s operations have been financed to date by a combination of revenue, debt, three cash injections from BLG Luxury Group LLC and our Regulation A Offering, which concluded on June 30, 2022. See “—Regulation A Offering” “—Senior Secured Line of Credit” and “—Bristol Luxury Group LLC Debt.” The primary cash needs have been to fund working capital requirements primarily inventory to support distribution growth, innovation, and new collaborations.

As of July 2, 2022, the Company’s cash and cash equivalents was $147,152 compared to $2,369,342 at December 31, 2021. The decrease is primarily attributable to the aforementioned seasonality of the business and the working capital associated with the buildup of inventory for our fall and holiday season.

Regulation A Offering

On June 30, 2022, the Company terminated its offering of Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”). The Company sold 411,885 shares of Common Stock, plus an additional 8,812 shares of Common Stock issued as Bonus Shares to investors based upon investment level, for gross proceeds of $4,262,117. As of September 27, 2022, the Company had $15,081 in escrow, due to be released to the Company by the end of 2022 assuming all subscriptions are closed.

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement provides for a $1.5 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which will be used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios.

The interest rate for all advances are equal to the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the “Interest Rate Cap”) in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At July 2, 2022, we had $477,036 of outstanding borrowing and $612,762 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 7.5% as of July 2, 2022.

Simultaneously upon entering into the Senior Secured Line of Credit agreement, the Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement (the “subordination agreement”) which provides AFS with a first priority interest in substantially all of the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG, or the stockholders.

See Note 6 to our Unaudited Consolidated Financial Statements for further information regarding our Senior Secured Line of Credit.

Bristol Luxury Group LLC Debt

On October 31, 2019, Sugarfina Holdings LLC, the Successor, acquired substantially all the assets of Sugarfina Inc., the Predecessor, a separate entity with different ownership and management that was in bankruptcy. To fund the purchase of the Predecessor’s assets, the Successor signed a note as debtor to Bristol Luxury Group LLC (“BLG”), which holds 100% of the Successor’s equity, in the amount of $15,000,000 at an interest rate of 12% per annum (the “BLG Note”) with a maturity date of May 21, 2021. When the Successor became Sugarfina Corporation on September 26, 2020, BLG continued to own the same controlling interest and the BLG Note maturity date was extended by three years to May 2024. Under the terms of the BLG Note, the Company may borrow, repay and reborrow funds under the BLG Note in one or more loans up to the maximum of $15 million. Interest payable on the BLG Note is payable-in-kind or in cash at the Company’s discretion. To date, all interest has been paid-in-kind. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company’s board of directors jointly own a majority of BLG. Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the BLG Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the BLG Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020.This served to reduce the debt load of the Company (the “Debt Conversion”).

Under the terms of the BLG Note, but also subject to the subordination agreement defined above, the debt is secured by a second priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid after AFS but before the stockholders.

On October 31, 2019, BLG also advanced $1,600,000 to the Successor primarily for the purpose of funding initial working capital. $1,420,000 of the cash injection was booked as equity and $180,000 recorded in the Company’s accounts payable without further documentation. The working capital funds in accounts payable function like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again. In August 2020, September 2021 and May 2022, BLG added another $1,000,000, $250,000 and $250,000, respectively, to the accounts payable for the purpose of making additional funds available to the Company to use as working capital. At July 2, 2022, the Company’s accounts payable to BLG totaled $1,497,259 and, after giving effect to the Debt Conversion, the amount outstanding under the BLG Note was $10,756,110.

Prior to our Senior Secured Line of Credit, management opted to seek cash injections from BLG instead of seeking credit facilities with a bank or financial institution because management believed the terms of the cash loans from BLG would be more favorable than from a lending institution at that stage of the Company’s development. BLG expected to provide additional working capital to the Company considering both its seasonality and the impact of the economic downturn resulting from the COVID-19 outbreak.

We may seek to raise any necessary additional funds through equity or debt financings or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Paycheck Protection Program

On April 8, 2020, the Successor applied for and was granted a loan under the SBA’s Payment Protection Program (“PPP) in the amount of $2,000,000 through JPMorgan Chase Bank, N.A., for the purpose of covering the Company’s payroll, lease payments and utilities. That loan was presented on our consolidated statements of operations and comprehensive loss for the year ended December 31, 2020, as “Government grant income”.  The receipt of funds under the PPP allowed the Company to temporarily avoid additional workforce reduction measures amidst a steep decline in revenue and production volume. The Company’s first draw PPP loan was fully forgiven in September 2021.

On March 15, 2021, the Company received a second draw SBA PPP loan in the amount of $1,650,000 through JPMorgan Chase Bank, N.A. The funds granted under that loan were used to cover the Company’s payroll, lease payments and utilities, according to the SBA guidelines, and that loan was fully forgiven in April 2022.

In 2021, we also received $31,089 (in US dollars) through the Ontario COVID-19 Small Business Relief Grants program under our Sugarfina Global Canada, Ltd subsidiary.

The Company recognized “Government grant income” of $1,650,000 in the Unaudited Consolidated Statements of Operations and Comprehensive Loss for 1H 2021 and $1,681,089 in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

See Note 7 to our Unaudited Consolidated Financial Statements in Item 3 for additional government grant disclosures.

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act.

In January 2022, the Company filed for approximately $3.3 million of ERCs. In June 2022, we received $335,442 of our ERC refunds, of which $321,282 is reflected as “Government grant income” and $14,160 as “Interest income” in our Unaudited Consolidated Statements of Operations and Comprehensive Loss for 1H 2022.

As of the date of this Semi-Annual Report the Company cannot reasonably estimate when it will receive the remainder of its refunds. Upon receipt of those funds, we are obligated to pay third-party consulting fees on 9% of the total ERCs received. Consulting fees of $28,915 were recognized in “Selling, General and Administrative” expenses in our Unaudited Consolidated Statements of Operations and Comprehensive Loss, for the portion of ERC refunds received in 1H 2022.

The Company will continue recognize government grant income separately within other income similar to the accounting of our forgivable PPP loans once it is reasonably assured that (1) any conditions attached to the assistance will be met and (2) the assistance will be received.

See Note 7 to our Unaudited Consolidated Financial Statements in Item 3 for additional government grant disclosures.

While the Company believes it has sufficient liquidity with its current cash position and Senior Secured Line of Credit, the Company will continue to monitor and evaluate all financing alternatives as necessary.

Trend Information

Our primary goal is to grow revenues profitability by adding customers in our e-commerce and retail store sales channels as well as adding customers in our wholesale and gifting concierge sales channels; as we add customers, we will be able to grow our brand. Increasing distribution, launching new innovation, and marketing initiatives, along with media coverage in the United States, has driven and continues to drive an increase in sales of our confectionery products.

We continue to drive awareness and trial of our products and acquire new customers with various marketing initiatives. As we continue to acquire new customers, expand distribution, and launch new innovation we gain positive momentum. In the first half of 2022, a few noteworthy expansion events include new distribution with upscale department store, Saks Fifth Avenue®, Safeway® supermarket’s new luxury concept stores, and Stellar News, a travel retail specialty store now carrying Sugarfina in 10 international airports. We have also expanded distribution with our existing accounts, for example in the hospitality sector, with customers such as The Ritz-Carlton® and Resorts World Las Vegas® which have extended Sugarfina placements to their VIP program, café, or on-site retail boutiques, and with liquor accounts such at Total Wine & More® where we will be available in 16 new locations before the end of 2022. Our Gifting Concierge business also saw an increase in the first half of the year compared with the same period in 2020 and 2021, with corporate orders from clients ranging from MGM® Studios and the Brooklyn Nets® to Free People®, the US Chamber of Commerce®, and SpaceX®.

The confectionery industry is a sizable market and is predicted to witness a steady CAGR of 3.5% in the period of 2021-2026 globally. We believe the Company is one of the few confectionery companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong brand and an industry-leading creative, marketing, and sales team, we believe the Company has the potential to seize a larger portion of the US confectionery market.

COVID-19 Updates

Our net revenue has been negatively impacted by the COVID-19 pandemic for several reasons, including its impact on consumer shopping behavior as described above in “Results of Operations.” The Company has also been significantly impacted by COVID-19 due to supply chain disruptions and government restrictions intended to protect public health in response to new variants of COVID-19 spreading internationally. We are unable to predict the duration and magnitude of this impact going forward.

Impact of Public Health Policies and Restrictions

Nearly all stores were directly and negatively impacted by public health measures taken in response to COVID-19, with nearly all locations experiencing reduced operations because of, among other things, modified business hours and store and mall closures. As a result, wholesale partners did not order products for their stores in line with forecasted amounts in 2020 and early 2021. COVID-19 restrictions negatively impacted, and may again negatively impact, among other things, retail, and wholesale sales.

Our revenues were negatively impacted in the first half of 2022 by the COVID-19 Omicron variant, especially in the first three months and for the full six months in our international business located in Hong Kong and South Korea.

Item 2. Other

None.

Item 3. Financial Statements

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS

	July 2, 2022 (Unaudited)	December 31, 2021 (Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$147,152	$2,369,342
Restricted cash	214,543	215,164
Accounts receivable	962,434	1,854,571
Inventory	4,919,633	2,801,336
Prepaid expenses	1,055,750	1,206,878
	7,299,512	8,447,291

OTHER ASSETS
Right of use assets, net	8,605,175	-
Property and equipment, net	1,141,558	1,293,883
Intellectual property	274,904	331,451
Deposits	711,128	773,538
	10,732,765	2,398,872
TOTAL ASSETS	$18,032,277	$10,846,163

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES
Accounts payable	$593,544	$758,364
Accrued expenses	1,658,272	1,628,545
Deferred revenue	319,548	240,101
Lease liabilities	1,762,653	48,891
	4,334,017	2,675,901

NONCURRENT LIABILITIES
Due to related party	1,497,259	1,285,309
Senior secured line of credit	477,036	-
Secured subordinated promissory note payable to related party	10,756,110	10,131,126
Lease liabilities, noncurrent portion	8,071,538	1,233,971
	20,801,943	12,650,406

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDER'S DEFICIT
Preferred stock, $0.01 par value, 5,000,000 shares authorized; 800,000 shares issued and outstanding	8,000	8,000
Common stock; $0.01 par value, 25,000,000 shares authorized; 12,920,697 and 12,843,108 shares issued and outstanding as of July 2, 2022 and December 31, 2021	129,207	128,431
Additional paid-in capital	12,547,589	11,902,617
Common stock subscriptions receivable	(630,905)	(289,587)
Accumulated deficit	(19,095,450)	(16,176,249)
Accumulated other comprehensive loss	(62,124)	(53,356)
	(7,103,683)	(4,480,144)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$18,032,277	$10,846,163

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Period January 1, 2022 to July 2, 2022	For the Period January 1, 2021 to July 3, 2021
NET REVENUE	$12,184,609	$13,187,059

COST OF SALES	5,649,030	6,784,455

GROSS MARGIN	6,535,579	6,402,604

SELLING, GENERAL AND ADMINISTRATIVE	9,098,803	9,128,919

LOSS FROM OPERATIONS	(2,563,224)	(2,726,315)

OTHER (EXPENSE) INCOME
Government grant income	332,195	1,650,000
Interest expense	(641,797)	(560,409)
Interest income	14,160	-
Other (expense) income	(42,202)	5,967
	(337,644)	1,095,558

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(2,900,868)	(1,630,757)

PROVISION FOR INCOME TAXES	18,333	25,048

NET LOSS	(2,919,201)	(1,655,805)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(8,768)	(15,378)

TOTAL COMPREHENSIVE LOSS	$(2,927,969)	$(1,671,183)

NET LOSS PER SHARE
BASIC	$(0.38)	$(0.20)
DILUTED	$(0.23)	$(0.13)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,800,342	12,553,378
DILUTED	12,800,342	12,553,378

In the opinion of management all adjustments necessary  in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amounts	Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
BALANCE, DECEMBER 31, 2020	800,000	$8,000	12,500,000	$125,000	$9,412,000	$-	$(12,293,639)	$(34,926)	$(2,783,565)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	(15,378)	(15,378)

ISSUANCE OF CLASS A COMMON STOCK	-	-	80,606	7,841	776,219	(116,831)	-	-	667,229

OFFERING COSTS	-	-	-	-	(470,640)	-	-	-	(470,640)

NET LOSS	-	-	-	-	-	-	(1,655,805)	-	(1,655,805)

BALANCE, JULY 3, 2021	800,000	$8,000	12,580,606	$132,841	$9,717,579	$(116,831)	$(13,949,444)	$(50,304)	$(4,258,159)

BALANCE, DECEMBER 31, 2021	800,000	$8,000	12,843,108	$128,431	$11,902,617	$(289,587)	$(16,176,249)	$(53,356)	$(4,480,144)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	(8,768)	(8,768)

ISSUANCE OF CLASS A COMMON STOCK	-	-	77,589	776	782,538	(341,318)	-	-	441,996

OFFERING COSTS	-	-	-	-	(137,566)	-	-	-	(137,566)

NET LOSS	-	-	-	-	-	-	(2,919,201)	-	(2,919,201)

BALANCE, JULY 2, 2022	800,000	$8,000	12,920,697	$129,207	$12,547,589	$(630,905)	$(19,095,450)	$(62,124)	$(7,103,683)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Period January 1, 2022 to July 2, 2022	For the Period January 1, 2021 to July 3, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,919,201)	$(1,655,805)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	254,755	224,275
Non-cash interest expense	624,984	557,754
Changes in operating assets and liabilities:
Accounts receivable	892,137	(99,821)
Inventory	(2,118,297)	792,202
Prepaid expenses and deposits	238,538	418,109
Accounts payable	(164,820)	(1,549,021)
Accrued expenses	29,727	162,128
Deferred revenue	79,447	27,260
Other, net	(29,952)	-
Net Cash Used In Operating Activities	(3,112,682)	(1,122,919)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(45,883)	(585,951)
Net Cash Used in Investing Activities	(45,883)	(585,951)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on senior secured line of credit	1,365,609	-
Repayments on senior secured line of credit	(888,573)	-
Debt issuance costs	(25,000)	-
Proceeds from issuance of Class A common stock	441,996	667,229
Offering costs	(137,566)	(470,640)
Advances from related party	250,000	-
Payments due to related party	(38,050)	(115,462)
Long-term deferred rent	-	274,810
Other, net	(23,894)	(10,634)
Net Cash Provided by Financing Activities	944,522	345,303

EFFECT OF EXCHANGE RATES ON CASH	(8,768)	(15,378)

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(2,222,811)	(1,378,945)

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	2,584,506	2,433,737

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$361,695	$1,054,792

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMTENTS

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019, as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying Unaudited Consolidated Financial Statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company’s wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC. The Company operates an upscale candy brand for adults through its e-commerce channels, as well as its wholesale channels, corporate and custom gifting concierge sales, and its retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. In addition to its retail boutiques in Canada, the Company also has an international presence through its franchise stores in Hong Kong and international wholesale accounts in South-East Asia, Australia, and Europe. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s Unaudited Consolidated Financial Statements include the accounts of Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the Unaudited Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the Unaudited Consolidated Financial Statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, and depreciation and amortization. We may be unable to accurately predict the impact of COVID-19 going forward and as a result our estimates my change in the near term. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At July 2, 2022 and December 31, 2021, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company’s operations are subject to several factors which are beyond the control of management, such as changes in manufacturers pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. There were no concentrations of suppliers during the period January 1, 2022 to July 2, 2022 and January 1, 2021 to July 3, 2021.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For purposes of the Unaudited Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Unaudited Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Unaudited Consolidated Statements of Cash Flows:

	July 2, 2022	December 31, 2021
Cash and cash equivalents	$147,152	$2,369,342
Restricted cash	214,543	215,164
	$361,695	$2,584,506

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer’s financial condition and credit history, and economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. At July 2, 2022 and December 31, 2021, the allowance for doubtful accounts was approximately $41,000 and $44,000, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is stated on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property under finance leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments. Those amounts are immaterial to our Unaudited Consolidated Financial Statements. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Properties under finance leases are amortized on the straight-line method over the life of the lease. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

Capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management’s estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At July 2, 2022 and December 31, 2021, management assessed that there was no impairment of its long-lived assets.

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of product through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company’s revenue disaggregated by revenue source:

	For the Period January 1, 2022 to July 2, 2022	For the Period January 1, 2021 to July 3, 2021	Percentage Change
Wholesale	$5,376,243	$5,323,372	1%
E-commerce	2,603,800	4,053,310	-36%
Retail	3,162,274	2,843,667	11%
Gifting Concierge	865,676	696,210	24%
International	176,616	270,500	-35%
	$12,184,609	$13,187,059	-8%

Advertising

Advertising costs, which are recorded in selling, general and administrative expense, are charged to operations when incurred. The Company incurred approximately $243,752 and $237,942 in advertising expense for the six months ended July 2, 2022 and July 3, 2021, respectively.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. At July 2, 2022, we have 316,000 stock options outstanding. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards as of July 2, 2022, due to the exit event restrictions on the exercisability of the stock options.

Lease Accounting

We enter operating lease contracts for the right to utilize retail, office and warehouse space. For contracts that extend for a period of greater than 12 months, we recognize a right of use asset and a corresponding lease liability on our Unaudited Consolidated Balance Sheets. The present value of each lease is based on the future minimum lease payments in accordance with ASC 842 and is determined by discounting those payments using a risk-free borrowing rate. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. See Note 5 for additional information.

Income Taxes

For the period November 1, 2019 (inception) to September 26, 2020, the Company was a limited liability company (LLC), taxed as a partnership in which all elements of income and deductions were included in the tax returns of the members of the LLC. Beginning September 27, 2020, the Company accounts for income taxes under the asset-and-liability method, as a corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2021, management determined that the ultimate realization of deferred tax assets was uncertain, and a valuation allowance was recorded to fully reserve and reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

Foreign Currency Transactions and Translation

The functional currency of the Company’s foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, and issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative-effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

Recently Adopted Accounting Pronouncements

We have adopted guidance under ASC Topic 842, Lease Accounting (“ASC 842”), as of January 1, 2022 utilizing the modified retrospective method of adoption. Additionally, we elected to implement the practical expedients which, among other things, allows us to carry over previous lease conclusions reached under ASC 840. As a result of adopting the new lease standard, we recorded operating lease right of use assets of $7,697,037 with a corresponding lease liability as of the transition date. See Note 5 for further details. As a result of the adoption of the new lease accounting standard, our current and noncurrent liabilities and total assets beginning in 2022 reflect recording of our right of use assets and corresponding lease liabilities. Prior period amounts have not been adjusted under the modified retrospective method and continue to be reported in accordance with our historic accounting under previous GAAP.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. This update for the Company is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted this accounting guidance effective January 1, 2022, and it did not have a material impact on our Unaudited Consolidated Financial Statements.

Subsequent Events

In preparing these Unaudited Consolidated Financial Statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through September 27, 2022, the date the consolidated financial statements were available for issuance.

NOTE 3 – Inventory

Inventory consists of the following:

	July 2, 2022	December 31, 2021
Raw materials	$1,349,366	$830,035
Finished goods	1,370,313	738,546
Supplies and other inventory	2,199,954	1,292,755
	4,919,633	2,861,336
Valuation reserve to net realizable value	-	(60,000)
	$4,919,633	$2,801,336

NOTE 4 – Property and Equipment

Property and equipment consist of the following:

	July 2, 2022	December 31, 2021
Equipment	$811,922	$766,137
Furniture and fixtures	469,020	469,733
Leasehold improvements	692,772	692,772
Software	29,000	29,000
	2,002,714	1,957,642
Accumulated depreciation	(861,156)	(663,759)
	$1,141,558	$1,293,883

NOTE 5 –Leases

We enter operating lease contracts for the right to utilize retail, office and warehouse space. Lease terms vary and can range from short term (under 12 months) to long term (greater than 12 months). Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. We considered those options when determining the lease terms used to derive our right of use assets and associated lease liabilities. Leases with a term of less than 12 months are not recorded on our Unaudited Consolidated Balance Sheets and we recognize lease expense for these leases on a straight-line basis over the lease term.

Additionally, certain lease payments, such as percentage rent and common area maintenance charges, are driven by variable factors. Variance costs are expensed as incurred and are not included in our determination for our lease liabilities and right of use assets.

Our lease portfolio consists of operating leases within two major categories:

Leases	Classification	Financial Statement Caption	July 2, 2022
Assets
	Office and warehouse space	Right of use assets, net	$4,980,296
	Retail store space	Right of use assets, net	3,624,879
Total Right of use assets, net			$8,605,175
Liabilities
		Lease liabilities	1,762,653
		Lease liabilities, noncurrent portion	8,071,538
Total Lease Liability			$9,834,191

Our Right of use assets, net balance above includes our unamortized lease incentives with certain of our retail store leases.

We recorded total operating lease expense of $1,628,886 and $1,855,117 for the period of January 1, 2022 to July 2, 2022 and January 1, 2021 to July 3, 2021, respectively. The total operating cost includes the amounts associated with our existing lease liabilities, along with both short term and variable lease costs incurred during the periods.

The maturities of our operating lease liabilities as of July 2, 2022 on an undiscounted cash flow basis reconciled to the present value on our Unaudited Consolidated Balance Sheets:

Maturity of Lease Liabilities	Office and Warehouse Space	Retail Store Space	Total Operating Leases
Remainder of 2022	$759,900	$1,103,830	$1,863,730
2023	965,207	1,170,533	2,135,740
2024	994,163	1,113,647	2,107,810
2025	1,023,988	872,978	1,896,966
2026	812,994	708,770	1,521,764
Thereafter	640,244	331,927	972,171
Total Lease Payments	5,196,496	5,301,685	10,498,181
Less: Interest	(216,200)	(447,790)	(663,990)
Present value of operating lease liabilities	4,980,296	4,853,895	9,834,191

The following table presents the weight average remaining term and discount rate related to our right of use assets:

Lease Term and Discount Rate	July 2, 2022
Weighted-average remaining lease term	4.97 years
Weighted-average discount rate	1.41%

The following table provides information regarding the cash paid and right of use assets obtained related to our operation leases:

Cash Flows Information	July 2, 2022
Cash paid for amounts included in the measurement of lease liabilities	$924,665
Leased assets obtained in exchange for new operating lease liabilities	$9,709,189

NOTE 6 – Debt

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement provides for a $1.5 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which will be used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios.

The line of credit contains, among other things, the following key credit terms:

•	a “borrowing base” equal to the sum of eligible accounts up to an advance rate of 85% plus the lesser of (a) eligible inventory up to an advance rate of 35% or (b) the inventory sublimit (defined below), minus certain reserves AFS may deem appropriate at its sole discretion,

•	an inventory sublimit equal to the lesser of (a) $500,000 or (b) an amount equal to 200% of borrowing base availability,

•	an annual facility fee equal to 1% of the total commitment amount (currently $1,500,000) paid on May 24, 2022, the closing date, and annually thereafter,

•	a monthly collateral management fee of 0.60% based on the average outstanding loan balance

•	a minimum monthly payment of $5,500

•	and the interest rate for all advances shall be the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the “Interest Rate Cap”) in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At July 2, 2022, we had $477,036 of outstanding borrowing and $612,762 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 7.5% as of July 2, 2022.

Simultaneously upon entering into the line of credit agreement, the Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement which provides AFS with a first priority interest in substantially all of the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG (who has a second priority interest) or the stockholders.

See Note 10 for subsequent event disclosures regarding our Senior Secured Line of Credit.

Bristol Luxury Group LLC Debt

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC (“BLG”) totaling $10,756,110 at July 2, 2022 (the “BLG Note”). The Company’s board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company. Interest may be paid-in-kind. The balance of the promissory note is due May 2024. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the BLG Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 7 – Government Grants

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In June 2022, we received $335,442 of our ERC refunds, of which $321,282 is reflected as “Government grant income” and $14,160 as “Interest income” in our Unaudited Consolidated Statements of Operations and Comprehensive Loss for 1H 2022.

As of the date of this Semi-Annual Report the Company cannot reasonably estimate when it will receive the remainder of its refunds. Upon receipt of those funds, we are obligated to pay third-party consulting fees on 9% of the total ERCs received. Consulting fees of $28,915 were recognized in “Selling, General and Administrative” expenses in our Unaudited Consolidated Statements of Operations and Comprehensive Loss, for the portion of ERC refunds received in 1H 2022.

The Company will continue to recognize government grant income separately within other income similar to the accounting of our forgivable PPP loans once it is reasonably assured that (1) any conditions attached to the assistance will be met and (2) the assistance will be received.

Second Draw PPP Loan

In March 2020, Congress passed the Paycheck Protection Program (PPP), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven if the proceeds are used for qualifying purposes and certain other conditions are met.

In March 2021, the Company received a second draw PPP loan of $1,650,000. Management anticipated that the loan would be fully forgiven due to similar circumstances of our first draw PPP loan and as such, the Company recognized grant income of $1,650,000 in the Unaudited Consolidated Statements of Operations and Comprehensive Loss for the six months ended July 3, 2021. The Company’s second draw PPP loan was fully forgiven in April 2022.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances outlined below, the Company determined it most appropriate to account for the PPP loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 (IAS 20), Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, “a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.” IAS 20 does not define “reasonable assurance”; however, based on certain interpretations, it is analogous to “probable” as defined in FASB ASC 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). The Company has elected to recognize government grant income separately within other income.

NOTE 8 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the assembly of its product which is promptly transferred to the Las Vegas operations center. In July 2022, we amended the existing agreement to extend the term through May 1, 2024, with an option to, thereafter, extend the term for an additional twelve-month period(s) upon mutual agreement of both parties. The existing agreement with the co-packer has no minimum production requirements and the parties agreed to extend the agreement on substantially similar terms, except that the original agreement was amended to provide for annual rate increases of 3.5% commencing on January 1, 2023.

Legal Proceedings

The Company is involved in various minor claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

NOTE 9 – Stockholder’s Deficit

The Company issued 12,500,000 shares of common stock to Bristol Luxury Group, LLC in conjunction with the conversion to a corporation in September 2020. Additionally, $8,000,000 of the Company’s debt held by Bristol Luxury Group, LLC was converted to shares of preferred stock, with the effective date of September 2020.

Preferred stock does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues daily and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company’s Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder. As of July 2, 2022, and December 31, 2021, there were un-declared dividends in the amount of $1,908,837 and $1,318,654, respectively.

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company offered up to 2,500,000 shares of Common Stock at a price of $10.00 per share (increased to $10.35 per share effective July 30, 2021), plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the “Offering Circular”)) to investors based upon investment level.

On June 30, 2022, the Company terminated its offering of Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”). The Company sold 411,885 shares of Common Stock, plus an additional 8,812 shares of Common Stock issued as Bonus Shares to investors based upon investment level. As of July 2, 2022, the Company recognized gross proceeds of $4,262,117, inclusive of a subscription receivable of $630,905 and incurred offering costs of $1,122,321.

NOTE 10 – Subsequent Events

On August 3, 2022, we amended our Senior Secured Line of Credit to increase our inventory advance rate from 35% to 65% and increase our inventory sublimit to the lesser of (a) $750,000 (previously $500,000) or (b) an amount equal to 200% of borrowing base availability. That amendment is intended to provide more flexibility in borrowing availability during periods such as when we are building inventory in preparation for our holiday season orders.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Conversion and Certificate of Incorporation (1)
2.2 Bylaws (1)
2.3 Certificate of Correction to the Certificate of Incorporation of Sugarfina Corporation (2)
2.4 Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC (2)
2.5 Conformed Certificate of Incorporation of Sugarfina Corporation (2)
3.1 Exchange Agreement (2)
4.1 Form of Subscription Agreement (1)
6.1 Promissory Note (2)
6.2 Security Agreement (1)
6.3 Employment Agreement of Scott LaPorta (1)
6.4 Services Agreement between Sugarfina, Inc. and Loginam, LLC (1)
6.5 First Amendment to Services Agreement between Sugarfina USA LLC and Loginam, LLC (3)
6.6. Second Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC
6.7 Sugarfina Corporation 2020 Equity Incentive Plan (2)
6.8 Option Award Agreement Pursuant to the Sugarfina Corporation 2020 Equity Incentive Plan (2)
6.9 First Amendment to Services Agreement (3)
6.10 Membership Interest Purchase Agreement (4) *
6.11 Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc.
6.12 Amendment Number One to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc.
6.13 Intercompany Subordination Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, Bristol Luxury Group LLC and Austin Financial Services, Inc.
7.1 Asset Purchase Agreement by and among Sugarfina, Inc. and its subsidiaries and Sugarfina Acquisition Corp. (1)

(1) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference).

(2) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(3) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 15, 2021, and incorporated herein by reference).

(4) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11352 and incorporated herein by reference).

* Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

By:	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer
Date: September 27, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Scott LaPorta
Chief Executive Officer, Chief Financial Officer and Director
Date: September 27, 2022

By:	/s/ Brian Garrett
Brian Garrett, Vice President of Finance and IT
Date: September 27, 2022

By:	/s/ Paul L. Kessler
Paul L. Kessler, Director
Date: September 27, 2022

By:	/s/ Diana Derycz-Kessler
Diana Derycz-Kessler, Director
Date: September 27, 2022